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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              FRITZ COMPANIES, INC.

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             (Exact name of registrant as specified in its charter)

                Delaware                               94-3083515
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(State of incorporation or organization)    (IRS Employer Identification No.)

 706 Mission Street, Suite 900, San Francisco,           94103
               California
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  (Address of principal executive offices)             (Zip Code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), please check the following box.                           [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), please check the following box.                           [X]

Securities Act registration statement file number to which this form relates:
                                                                             N/A

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class              Name of each exchange on which
           to be so registered              each class is to be registered
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                  None                                    None

Securities to be registered pursuant to Section 12(g) of the Act:

             Rights to Purchase Junior Participating Preferred Stock
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                                (Title of Class)



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Item 1. Description of Securities to be Registered.

        On January 12, 2001, the Board of Directors (the "Board") of Fritz Companies, Inc. (the "Company") adopted a Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services LLC (the "Rights Agent") and authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share ("Common Share"), of the Company. The dividend is payable on January 29, 2001 to the stockholders of record on that date (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) or the expiration or earlier redemption or exchange of the Rights. Except as set forth below, each Right entitles the holder of record to purchase from the Company at any time after the Distribution Date one one-thousandth of a share of Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"), at a price of $28.125 per one one-thousandth of a share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

        Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will become exercisable and separate from the Common Shares upon the earlier to occur of (i) 10 days after the date (the "Stock Acquisition Date") of a public announcement that a Person or group of affiliated or associated Persons has acquired beneficial ownership of 15% or more of the voting power of the outstanding Common Shares (such Person or group being hereinafter referred to as an "Acquiring Person"), or (ii) 10 business days (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or group becoming the beneficial owner of 15% or more of the voting power of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"). Common Shares beneficially owned by the Company or any subsidiary of the Company will not be considered outstanding for purposes of calculating the percentage ownership of any Person.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates of Common Shares outstanding as of the Record Date, even without such notation, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire at the earlier of the close of business on February 1, 2010 or the effective time of the merger of the Company and VND Merger Sub, Inc., pursuant to the Agreement and Plan of Merger by and among United Parcel Service, Inc., VND Merger Sub, Inc., and the Company, dated as of January 10, 2001 (the "Merger Agreement"), unless earlier redeemed by the Company as described below.


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        Each of the following Persons ("Exempt Persons") will not be deemed to be an Acquiring Person even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the voting power of the outstanding Common Shares of the Company: (i) the Company, any subsidiary of the Company, or any employee benefit plan of the Company or of any subsidiary of the Company, (ii) any Person who would otherwise become an Acquiring Person solely by virtue of a reduction in the number of outstanding Common Shares unless and until such Person shall become the beneficial owner of any additional Common Shares, (iii) Lynn C. Fritz, his Affiliates and Associates, his heirs, immediate family, the Lynn C. Fritz 1999 Grantor Retained Annuity Trust, the Tamara Fritz 1999 Grantor Retained Annuity Trust and any trust of which Lynn C. Fritz, his heirs or immediate family is the sole beneficiary, and to which he or members of his immediate family has transferred or may transfer shares of Common Stock (collectively, "Lynn C. Fritz"); provided, however, that Lynn C. Fritz shall not be an "Exempt Person" pursuant to this clause (iii) if Lynn C. Fritz shall increase the number of shares of the then outstanding shares of Common Stock Beneficially Owned by it (other than as a result of an acquisition of shares of Common Stock by the Company) to an amount greater than the sum of (x) the lowest aggregate number of shares Beneficially Owned by Lynn C. Fritz as a percentage of the outstanding shares of Common Stock as of any date on or after the Distribution Date plus (y) 1%; and (iv) United Parcel Service, Inc., VND Merger Sub, Inc. and their permitted assigns pursuant to the Merger Agreement, with respect to the execution and delivery of the Merger Agreement and the Option Agreements and with respect to any shares of Common Stock acquired by them pursuant to the transactions contemplated by the Merger Agreement and the Option Agreements.

        If any Person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, in lieu of Junior Preferred Shares and upon payment of the Purchase Price, Common Shares (or in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, all rights that are, or were, beneficially owned by an Acquiring Person or any affiliate or associate thereof will be null and void and not exercisable.

        If, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred other than in the ordinary course of the Company's business, then each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, in lieu of Junior Preferred Shares and upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder's having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable; if a transaction results in a holder's having a Flip-Over Right subsequent to a transaction resulting in a holder's having a Flip-In Right, a holder will have Flip-Over Rights only to the extent such holder's Flip-In Rights have not been exercised.

        The Purchase Price payable, and the number of Junior Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or


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reclassification of, the Junior Preferred Shares, (ii) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for Junior Preferred Shares or convertible securities at less than the current market price of the Junior Preferred Shares or (iii) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness or assets (excluding dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above). However, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.

        The number of outstanding Rights and the number of one one-thousandths of a Junior Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

        Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Junior Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Share. In the event of liquidation, the holders of Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Junior Preferred Share will have 1,000 votes, in each case voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which the Common Shares are exchanged, each Junior Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

        Because of the nature of the dividend, liquidation and voting rights of the Junior Preferred Shares, the value of the one one-thousandth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

        If, after the triggering of Flip-In Rights, insufficient Common Shares are available for the exercise in full of the Rights, the Company shall take all such action as may be necessary to authorize additional Common Shares for issuance upon exercise in full of the Rights. If, after the expiration of 120 days after the triggering of Flip-In Rights, insufficient Common Shares are available for the exercise in full of the Rights, holders of Rights will receive upon exercise Common Shares or to the extent available cash, property or other securities of the Company, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price.

        The Company is not required to issue fractional Junior Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Junior Preferred Share, which may, at the election of the Company be evidenced by depositary receipts), and in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current value of one one-thousandth of a Junior Preferred Share. Following the triggering of the Flip-In Rights, the Company will not be required to issue fractional Common Shares upon


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exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a Common Share.

        In general, the Company may redeem the Rights at a price of $.001 per Right (subject to adjustment), at any time before the close of business on the tenth day following the Stock Acquisition Date.

        At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person, which will have become null and void), in whole or in part, for Common Shares, each Right being exchangeable for one Common Share or common share equivalents equal to one Common Share, subject to adjustment.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

        The issuance of the Rights is not taxable to the Company or to stockholders under presently existing federal income tax law, and will not change the way in which stockholders can presently trade the Company's Common Shares. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

        Prior to the Distribution Date, the Rights Agreement generally may be amended by the Board of Directors of the Company. On or after the Distribution Date, the Company may amend the Rights Agreement only to (i) cure any ambiguity,
(ii) correct or supplement any provision which may be defective or inconsistent with the other provisions of the Rights Agreement, or (iii) change or supplement the Rights Agreement in any other manner which the Company may deem necessary or desirable, provided that no amendment shall adversely affect the interests of the holders of Rights (other than any interest of an Acquiring Person or an Affiliate or Associate of an Acquiring Person). However, no amendment may be made at any time when the Rights are not redeemable.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a Person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights plan helps ensure that the Company's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company. The adoption of the plan is not in response to any specific takeover threat or proposal, but is a precaution taken to protect the rights of the Company's stockholders.

        As of January 10, 2001, there were approximately 36,708,991 Common Shares issued and outstanding. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have rights attached. 150,000 shares of the Company's preferred stock have been reserved for issuance upon exercise of the Rights.


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        A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, including the Certificate of Designation, Preferences and Rights of the Terms of the Junior Participating Preferred Stock attached thereto as Exhibit A, the Form of Right Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Junior Preferred Shares attached thereto as Exhibit C, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 1.





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Item 2. Exhibits.

      Exhibit No.                       Description
      -----------                       -----------
           1              Rights Agreement, dated as of January 16, 2001,
                          between Fritz Companies, Inc. and Mellon Investor
                          Services LLC, as Rights Agent, including the
                          Certificate of Designation, Preferences and Rights of
                          the Terms of the Junior Participating Preferred Stock
                          attached thereto as Exhibit A, the Form of Right
                          Certificate attached thereto as Exhibit B and the
                          Summary of Rights to Purchase Junior Preferred Shares
                          attached thereto as Exhibit C.




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                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           FRITZ COMPANIES, INC.
                                           (Registrant)


Date:  January 19, 2001                    By /s/ Jan H. Raymond
                                             -----------------------------------
                                                       Jan H. Raymond
                                                 Executive Vice President and
                                                       General Counsel





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                                  EXHIBIT INDEX


      Exhibit No.                       Description
      -----------                       -----------
           1             Rights Agreement, dated as of January 16, 2001, between
                         Fritz Companies, Inc. and Mellon Investor Services LLC,
                         as Rights Agent, including the Certificate of
                         Designation, Preferences and Rights of the Terms of the
                         Junior Participating Preferred Stock attached thereto
                         as Exhibit A, the Form of Right Certificate attached
                         thereto as Exhibit B and the Summary of Rights to
                         Purchase Junior Preferred Shares attached thereto as
                         Exhibit C.